SURAJ VENTURES, INC.
Rehma House, 1032 Katkarwadi,
Yari Road, Versove, Andheri (W)
Mumbai, India 4000061

Telephone: 91 22 26398512

                                                                                                                                                 April 28, 2008.
 Via EDGAR

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director
Mail Stop 7010

Dear Sirs:

Re:     Suraj Ventures, Inc. (the “Company”)
           Registration Statement on Form SB-2
                           Filed January 30, 2008
           File No. 333-146791

We acknowledge receipt of Staff’s comment letter of February 15, 2008 respecting our Registration Statement on Form SB-2 identified in the caption above.

In light of the recent rule change we have forwarded, electronically, one clean copy and one ‘red-line’ copy of Amendment #2 on Form S-1. If Staff also wishes us to forward paper copies of this letter and enclosures please so advise.

Our responses below are in answer (and have the corresponding number) to the comments in the Staff’s letter of February 15, 2008.  Please note that all page references below refer to the enclosed copy of Amendment #2 to our S-1:

General

1.  We apologize for the confusion occasioned by our last response letter dated January 30, 2008.  Frankly, I was confused by the content of Staff’s comment letter of February 15, 2008.  I finally discovered what occurred.  In short, owing to an inadvertent miscommunication between me and a person assisting me, by ‘edgaring’  this filing, the response letter dated January 30, 2008 Staff  received was a draft.  On the basis of my instructions, that draft letter was prepared for my review and revision.  That draft letter, inadvertently sent to Staff contained a number of errors, which errors I corrected in the final version.  I sincerely apologize that, instead of the ‘final form’ letter, a draft, with errors in it, was sent to Staff.  Not incidentally, I wish to assure Staff that we have taken steps to ensure to the best of our ability that such errors (in communication between me and those assisting me in preparing documents and filing them with your office) will not occur again.

Accompanying this letter is my letter to Staff, dated January 31, 2008, the ‘final form’ that was corrected and approved by me for submission to Staff (the “Final Form Letter”) back in January.

To reiterate what I said in the accompanying Final Form Letter (until recently, the letter I thought you had received) Mr. Dan Eng played no role in the drafting of our registration statement.  Mr. Eng’s representation related solely to his opinion respecting the legality of the shares.

We engaged  DTDM Capital Management (“DTDM”), Las Vegas, NV, to assist in the preparation of our Registration Statement.    DTDM is an independent consultant and is not affiliated with either the Company or its principals.  For its services, DTDM was paid $ 15,000.  See the table in “Management Discussion & Analysis or Plan of Operations”, Page 23.  As indicated in the Final Form Letter, we learned that DTDM also provided its services to Siga and Laural.

2. I again apologize for the confusion in our last communication occasioned by our inadvertently sending Staff a draft of my Final Form Letter.  I trust that the accompanying Final Form Letter, the intended response to Staff’s initial comment letter, clarifies my thinking on the issue of ‘similar language’; and that it addresses Staff’s  concerns in that regard respecting the similarity of language  Staff observed in filings from other, unrelated, registrants.   Further, and as we have disclosed, the Company engaged DTDM to assist in preparation of our Registration Statement.  Unfortunately, it appears that DTDM used language, similar to that found in other registration statements, in our Registration Statement (i.e. “…we engaged the same consultant…” as disclosed in my Final Form Letter)   Nevertheless, as indicated below, and despite any similarities to registration statements filed by others, we are satisfied that the enclosed Amendment #2 to our registrations statement does precisely and completely describe the particular facts and circumstances relevant to our affairs.

3.  We appreciate that we are responsible for accurate and complete disclosure tailored to our precise circumstances and that it is not appropriate for us to rely on disclosure prepared by, or for, others if it does not precisely and completely describe the particular facts and circumstances relevant to our affairs.  We are confident that the enclosed Amendment #2 meets that standard.   Once again, Staff’s receipt of a draft of my Final Form Letter led to a compounding of Staff’s  confusion over Mr. D’Souza’s gender.  As noted in the Final Form Letter, the inadvertent references to ‘Ms. D’Souza’ in our initial filing were corrected in Amendment #1.  Those corrections are carried through in Amendment #2 filed herewith.

With respect to the caption to the ‘Risk Factor’ Staff  referred to (where we explain our assets and officers/directors are located in India), we have removed the ambiguous wording and made plain that Suraj has only two officers and directors. See page 9.

4.  I again confirm that (i) Mr. Eng had nothing whatsoever to do with “…those elements in common....” you commented on and, (ii) Mr. Eng’s representation of Suraj was confined solely to his opinion respecting the legality of the shares.  I also refer you, again, to the Final Form Letter (which accompanies this letter) where I have offered my best guess as to the reason(s) for the similarities to filings by other, unrelated, registrants you have referred to.

5. We have filed Amendment #2 on form S-1 and have made the consequential changes to our earlier filing occasioned by the rule change you have referenced.

Other – Addition of Quarterly Financial Statements made up to February 29, 2008.

6.           We have incorporated unaudited quarterly financial statements, made up to February 29, 2008, in Amendment #2 to our S-1. We have updated financial disclosure throughout our registration statement to reflect the information contained in these financial statements.

Other – Addition of Exhibits and consequential changes arising therefrom

7.            We have added to Amendment #2 to our S-1, Exhibit 10.2 being a Loan Agreement between Suraj and me.  It is clear that the Company will require additional financing to meet its anticipated expenses over the next twleve months.  While we hope to be able to raise that cash form other sources I have decided to committ to providing the company with up to $17,500 more cash (over and above the $6,248 I have already advanced).  As a consquence of this aggreement we have added a 'Risk Factor', page 6, a paragraph reference to the Loan Agreement at the end of both the  'Business Description' ( page 17) and  'Certain Transactions' (page 31) sections; mutiple changes in 'Management Discussion and Analysis' (see pages 20 and 21) as well as other consequential changes to Amendment #2.

8. We have added to Amendment #2 to our S-1 Exhibit 23.1 - ‘Consent of Madsen & Associates, CPA’s Inc.

Finally, we have corrected miscellaneous minor typographical and grammatical errors in the registration statement.

We appreciate your comments and questions concerning disclosure in our Form S-1, as amended, and trust the above, and enclosed, fully address Staff’s comments and concerns.

Yours truly,
Suraj Ventures, Inc.

SURJIT S. GILL

Per: Surjit S. Gill
 President

Following is my
Final Form Letter
  which was supposed to have been forwarded to you in response to your comment letter of  November 5, 2007

SURAJ VENTURES, INC.
Rehma House, 1032 Katkarwadi,
Yari Road, Versove, Andheri (W)
Mumbai, India 4000061

Telephone: 91 22 26398512

                                                                                                                   January 31, 2008

 Via EDGAR

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director
Mail Stop 7010

Dear Sirs:

Re:      Suraj Ventures, Inc. (the “Company”)
           Registration Statement on Form SB-2
                           Filed October 18, 2007
           File No. 333-146791

We acknowledge receipt of the Staff’s comment letter of November 5, 2007 respecting our Registration Statement on Form SB-2 identified in the caption above.

We have forwarded, electronically, one clean copy and one ‘red-line’ copy of Amendment #1 to our SB-2, for ease of reference to the changes made to the document.    If the Staff also wishes us to forward paper copies of this letter and enclosures please so advise us.

Our responses below are in answer (and have the corresponding number) to the comments in the Staff’s letter of November 5, 2007.  Please note that all page references below refer to the enclosed copy of Amendment #1 to our SB-2:

General

1.

I am not associated with either of Siga Resources, Inc. (“Siga”) or Laural Resources, Inc. (“Laural”).  I am advised by Jos D’Souza, my fellow director, that he is not associated with either of Siga or Laural either.  Neither he nor I had heard of either Siga or Laural until mention of them in your comment letter.   Accordingly we are uable to do more than speculate about the reasons for the similarities you refer to.   However, we did notice that each of the Company, Laural and Siga are involved in the early stages of mineral exploration which, as discussed below, would explain many of the similarities you commented on.

Our interest in mineral exploration, specifically gold, is based on the tremendous worldwide interest in commodities, especially gold. We see this opportunity as very attractive arena for investment.  The US capital markets are known around the world as the best place to pursue financing opportunities for entrepreneurs.  We decided to make the effort to get  our company’s stock qualified for trading in the US.  We engaged a consultant to guide us and assist us in engaging the professionals needed to take us through the process.

As to the similarity of our SB-2 and those of Siga and Laural, firstly, I have learned that we engaged the same consultant.  Given the predilection of professionals to make use of precedents, I am not surprised so learn that similar language appears in all three SB-2’s you refer to.

Secondly, I see that each of our company, Laural and Siga are involved in early stage mineral exploration.  I was curious about you observations so I took a few minutes and did a quick search of other SB-2 filings on the EDGAR web site.  I focused on other companies involved in early stage mineral exploration.  The  SB-2’s for those companies disclosed facts about their affairs that bear considerable similarity to the facts disclosed in our SB-2 as well as those for Siga and Laural.  It seemed to me that, almost by definition, the nature of the business activity, corporate expenses, risk factors, assets, exploration activity etc. for any given early stage mineral exploration company will be similar to any other early stage mineral exploration company.

As to comments about the common interest in gold prospects and the fact that all three companies have two directors, I cannot offer anything but pure speculation.  However, as noted above, the worldwide interest in gold, spurred by steadily rising prices, may well be a reason why gold prospects are of interest to companies other than ours.

The Staff has asked us to calculate, for each of Suraj, Laural and Siga, “….what percentage of prior offerings by each company has been spent on mineral exploration.” For the purpose of this calculation we have assumed the Staff wishes us to confine this calculation to money already spent (i.e. excluding any amounts budgeted for planned exploration) on exploration.

We have based the figures for Siga and Laural on an examination of their pubic filings. The percentages are:

  Suraj -    12.3%
Laural -    16.8%
    Siga -    19.4%

You asked us to describe how each of Siga, Laural and Suraj’s promoters’ identified and caused their respective companies to acquire their respective mineral properties.

According to Siga’s SB-2, they acquired a mineral property in Fiji from a prospecting firm by the name of ‘The Valolo Group, LLC’.  No other details were offered in their SB-2.  We are not related to nor do we have any affiliation with Siga or The Valolo Group.

According to Laural’s SB-2, they also acquired a mineral property in Fiji.  The vendor was “…Siti Ventures Inc., an independent prospecting company…”. No other details were offered in their SB-2.  We are not related to nor do we have any affiliation with Laural or the prospecting company.

Suraj acquired the Arjun Gold Claim, located in the state of Kerala in the Republic of India from, Shakulantla Investments Inc., an unaffiliated, independent mineral exploration company operating in Kerala.  Our geologist, Rakesh Parmar put me in touch with this company.  After reviewing a number of properties of apparent merit I, with the assistance of Mr. Parmar, decided to acquire the Arjun Claim from Shakulantla Investments Inc.

Cover Page

   As you requested, on the cover page we have included (i) the price for the common stock to be sold by our selling shareholders, (ii) a statement that the shares will be sold by the selling shareholders at that price until they are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We have deleted any language to the contrary.

Risk Factors

General, page 5

3.  We have added the risk factor you have requested. See page 6.

Management

Background of officers and directors, page 24

4.  We have corrected the typographical error respecting references to Mr. D’Souza, i.e where we inadvertently referred to him as ‘Ms.’ D’Souza, she, her etc.

Exhibits

Opinion of Counsel

5. We confirm that the statement by Mr. Eng regarding the scope of his representation is accurate.  Mr. Eng’s sole representation related to the opinion as to the legality of the shares.

Other – Addition of quarterly financial statements made up to November 30, 2007

6.
In the attached Amendment #1 to our SB-2 we have incorporated our un-audited quarterly financial statements made up to November 30, 2007.   We have updated financial disclosure throughout our registration statement to reflect the information contained in our November 30, 2007 statements.

Other – Addition of Exhibits

7.	We have added as Exhibits to Amendment #1 to our SB-2:

(i)	Exhibit 11 - ‘Statement re: Computation of Per Share Earnings’ and,
(ii)	Exhibit 23.1 - ‘Consent of Madsen & Associates, CPA’s Inc.’

We appreciate your comments and questions concerning disclosure in our SB-2 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Suraj Ventures, Inc..
SURJIT S. GILL
Per: Surjit S. Gill
President